SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE
For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ri.unibanco.com.br

THE EXECUTIVE OFFICERS OF UNIBANCO AND UNIBANCO HOLDINGS
PROPOSE THE PAYMENT OF INTEREST ON CAPITAL STOCK TO BE APPLIED
AGAINST THE DIVIDEND FOR 2003 FISCAL YEAR

(São Paulo, Brazil, July 11, 2003) - The Executive Officers of UNIBANCO – União de Bancos Brasileiros S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors that meetings of such boards be held on July 21, 2003 in order to decide about the payment of interest on capital stock, to be from July 31, 2003 on. This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2003, pursuant to article 9th of Federal Law 9,249/95 and paragraph 7th of article 36 of the by-laws of Unibanco and sole paragraph of article 35 of the by-laws of Unibanco Holdings.

The Executive Officers of Unibanco and of Unibanco Holdings have decided to propose to their Board of Directors the payment of interest on capital stock in the gross total amount of R$ 195.7 million and R$ 107.1 million, respectively.

The table below shows the gross and net values of interest on capital stock to be paid for each lot of one thousand shares, except for GDS, which are shown per GDS. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values shown below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PNA	HOL-PNB	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD5	UBHD6	UBBR11	NYSE-UBB
Gross Value	1.361100	1.497200	1.284000	1.412400	1.284000	2.781200	1.390600
Net Value	1.156935	1.272620	1.091400	1.200540	1.091400	2.364020	1.182010

If such proposals are approved, the holders of Share Deposit Certificates (“Units”), each representing one preferred share of Unibanco and one class “B” preferred share of Unibanco Holdings, shall be entitled to receive interest on capital stock in the amount shown above.

The shares issued by Unibanco and by Unibanco Holdings and the Units will be traded in the Brazilian market with the right to receive payment of interest on capital stock up to the date on which the Meetings of the Boards of Directors are to be held, July 21, 2003, and will be traded without this right (“ex-interest on capital stock”) in the Brazilian market on the immediately succeeding business day.

July 21, 2003 will be the Record Date for the purpose of complying with the obligations arising from the GDS program maintained by the Companies in the United States of America. Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.